ZURICH
FINANCIAL SERVICES

02055649

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

RECEIVED OCT 30 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 180

SUPPL

Your reference

Our reference RR/ih

Date October 11, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1625 36 06
raffaella.russi
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press releases:

- "Zurich Financial Services announces proposed terms for a capital increase with pre-emptive rights"

and

- "Extraordinary General Meeting approves Capital Increase" dated October 11, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

Raffaella Russi

dlw 11/18

Enclosures

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

FOR DISTRIBUTION IN THE UNITED STATES

Extraordinary General Meeting Approves Capital Increase

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, October 11, 2002 – At the Extraordinary General Meeting of Zurich Financial Services held in Zurich today, shareholders have approved the increase of ordinary share capital proposed by the Board of Directors. The main terms are as follows:

- Increase of the share capital by CHF 576,027,820 from CHF 864,041,730 to CHF 1,440,069,550 through the issuance of 57,602,782 fully paid registered shares with a nominal value of CHF 10 each at an issue price (*Ausgabebetrag*) of CHF 65 per share, representing aggregate proceeds of CHF 3.744 billion. This is equivalent to approximately USD 2.5 billion, subject to exchange rates.
- The pre-emptive rights (*Bezugsrechte*) of existing shareholders shall be granted. They shall be traded between October 17, 2002 and October 24, 2002 and shall be exercisable from October 17, 2002 until noon CET on October 25, 2002. Pre-emptive rights not exercised during the exercise period shall be allotted by the Board of Directors to the underwriting syndicate.
- The shares to be issued shall be entitled to dividends starting with the business year 2002.
- Payment with respect to the shares to be issued shall be made in cash.

Under the terms of the proposed ordinary capital increase, shareholders will receive one pre-emptive right for each share they hold at the record date on October 16, 2002 and 3 pre-emptive rights will entitle shareholders to subscribe for 2 new shares. The issue price of CHF 65 represents a discount of 50% to the closing share price of CHF 130 on October 10, 2002. The listing of the new shares on the main board of the SWX Swiss Exchange and on the official list of the UK Listing Authority (UKLA), and the trading on virt-x and London Stock Exchange are expected to occur on October 31, 2002.

1,528 shareholders representing 14,470,977 registered shares or 16,75% of the outstanding share capital were present or represented at the Extraordinary General Meeting. The proposed ordinary capital increase was accepted by 94.6% of the capital present at the vote.

The approved capital increase has been fully underwritten by a syndicate of banks subject to customary terms and conditions.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

ZURICH
FINANCIAL SERVICES

This press release is neither an offering memorandum pursuant to Art. 652a of the Swiss Code of Obligations nor a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange. Any decision to buy or subscribe for shares should be based exclusively on the offering memorandum, which is expected to be published after the Extraordinary General Meeting. In addition, investors are advised to consult their bank or financial advisor. U.S. and other shareholders of Zurich Financial Services may be prevented under applicable U.S. securities law or similar laws in other jurisdictions from participating in the offering referenced in this media release.

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

News Release

ZURICH
FINANCIAL SERVICES

File No. 82-5089

FOR DISTRIBUTION IN THE UNITED STATES

Zurich Financial Services announces proposed terms for a capital increase with pre-emptive rights

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, October 11, 2002 - The Board of Directors of Zurich Financial Services will propose an ordinary increase of share capital to the company's Extraordinary General Meeting to be held in Zurich today. The main terms are as follows:

- Increase of the share capital by CHF 576,027,820 from CHF 864,041,730 to CHF 1,440,069,550 through the issuance of fully paid registered shares with a nominal value of CHF 10 each at an issue price (*Ausgabebetrag*) of CHF 65, representing aggregate proceeds of CHF 3.744 billion. This is equivalent to approximately USD 2.5 billion, subject to exchange rates.

- The pre-emptive rights (*Bezugsrechte*) of existing shareholders shall be granted. They shall be traded between October 17, 2002 and October 24, 2002 and shall be exercisable from October 17, 2002 until noon CET on October 25, 2002. Pre-emptive rights not exercised during the exercise period shall be allotted by the Board of Directors to the underwriting syndicate.

The proposed ordinary capital increase with pre-emptive rights has been fully underwritten, subject to customary terms and conditions, by a syndicate of banks.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North

ZURICH
FINANCIAL SERVICES

America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

Certain statements in this publication are forward-looking statements, including, but not limited to statements that are predictions of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity, expense reductions, pricing conditions, underwriting claims improvements and our dividend policy. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Service's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). The following factors, among others, may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets: General economic conditions, particularly in our core markets; performance of financial markets; the frequency, severity and development of insured claims events; mortality and morbidity experience; policy renewal and lapse rates; levels of interest rates; currency exchange rates; increasing levels of competition; changes in laws and regulations; changes in the policies of regulators; and general competitive factors. The Zurich Financial Services Group assumes no responsibility to update any of the forward-looking statements contained herein.

This press release is neither an offering memorandum pursuant to Art. 652a of the Swiss Code of Obligation nor a listing prospectus pursuant to the listing rules of the SWX Swiss Exchange. Any decision to buy or subscribe for shares should be based exclusively on the offering memorandum, which is expected to be published after the Extraordinary General Meeting. In addition, investors are advised to consult their bank or financial advisor. U.S. and other shareholders of Zurich Financial Services may be prevented under

ZURICH
FINANCIAL SERVICES

applicable U.S. securities law or similar laws in other jurisdictions from participating in the offering referenced in this media release.

THIS DOCUMENT DOES NOT CONSTITUTE, OR FORM PART OF, AN OFFER, OR SOLICITATION OF AN OFFER, OR INVITATION TO SUBSCRIBE FOR OR PURCHASE ANY RIGHTS, SHARES OR OTHER SECURITIES. IN ADDITION, THE SECURITIES OF THE COMPANY TO BE ISSUED IN THE RIGHTS OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR DELIVERED WITHIN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION UNDER OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES LAWS.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.